February 3, 2006


Mail Stop 4561

VIA U.S. MAIL AND FAX (310) 458-2844

Mr. Alex Lightman
President and Chief Executive Officer
Innofone.com, Incorporated
1431 Ocean Avenue, Suite 1100
Santa Monica, CA  90401

      Re:	Innofone.com, Incorporated
      Form 10-KSB/A for the year ended June 30, 2004
      Form 10-KSB/A for the year ended June 30, 2005
      Filed February 2, 2006
      File No. 000-31949

Dear Mr. Lightman:

      We have reviewed your response letter dated February 2, 2006 and have the following additional comment. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please confirm to us that you obtained manually signed audit reports included in your June 30, 2005 and June 30, 2004 Forms 10-K/A filed on February 2, 2006 from your independent registered public accounting firm, at the time of the filing, in accordance with Rule
302 of Regulation S-T.


*  *  *  *

      You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3780, if you have questions. Please respond to the comments included in this letter within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.

								Sincerely,



      Linda van Doorn
      Senior Assistant Chief Accountant

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Mr. Alex Lightman
Innofone.com, Incorporated
January 25, 2006
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